

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 20, 2017

Mr. Hugh Baker
Chief Financial Officer
Scorpio Bulkers, Inc.
Le Millenium-9
Boulevard Charles III
Monaco 98000
Monaco

> **Re:** **Scorpio Bulkers, Inc.**
> **Form 20-F for the Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-36231**

Dear Mr. Baker:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure